UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                          SOUTHERN SAUCE COMPANY, INC.
         ---------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
         ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   84379P 10 1
         ---------------------------------------------------------------
                                 (CUSIP Number)


                          VISION CAPITAL ADVISORS, LLC
         (formerly known as Vision Opportunity Capital Management, LLC)
                         20 West 55th Street, 5th Floor
                            New York, New York 10019
                               Tel: (212) 849-8242
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 9, 2008
         ---------------------------------------------------------------
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Explanatory Note
                                ----------------

         This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Southern Sauce Company Inc., a Florida corporation (the "Company" or the "Issuer"). This Amendment No. 2 supplements Item 4 and amends and restates in its entirety Item 7 of the Schedule 13D filed by Vision Opportunity China LP, a limited partnership organized under the laws of Guernsey (the "China Fund"), (ii) Vision Opportunity China GP Limited, a corporate entity organized under the laws of Guernsey (the "China Fund GP"),
         (iii) Vision Opportunity China Fund Limited, a corporate entity organized under the laws of Guernsey (the "China Fund Ltd."), (iv) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), and (v) Adam Benowitz, a United States citizen (all of the foregoing, collectively, the "Reporting Persons") on February 26, 2008 and amended on June 12, 2008.

Item 4.  Purpose of Transaction.

         Securities Escrow Agreement

         On June 10, 2008 the Issuer entered into and on June 11, 2008 the Issuer consummated a securities escrow agreement with the China Fund, as representative of the Purchasers under the Purchase Agreement, Li Shaoqing, and Loeb & Loeb LLP, as escrow agent (the "Securities Escrow Agreement"). In the Securities Escrow Agreement, as an inducement to the Purchasers to enter into the Purchase Agreement, the Principal Stockholders (as defined in the Purchase Agreement) agreed to deliver an aggregate of 5,915,526 shares of the Issuer's Common Stock (the amount of Common Stock underlying the Series A Preferred Stock) to the escrow agent for the benefit of the Purchasers, and to forfeit some or all of those shares to the Purchasers in the event the Issuer fails to achieve certain financial performance thresholds for the 12-month periods ending June 30, 2008 and June 30, 2009.

         Further, pursuant to the First Amendment to the Purchase Agreement dated as of June 23, 2008 and the Securities Escrow Agreement, if the Issuer fails to list its Common Stock on the Nasdaq Capital Market, Nasdaq Global Market, American Stock Exchange or any successor market thereto within 18 months of the First Closing Date (as defined in the Purchase Agreement), 1,000,000 shares of Common Stock owned by Principal Stockholders will be distributed to the Purchasers on a pro rata basis.

         General

         The summaries of the various agreements described in this Item 4 are qualified in their entirety by the actual and complete text of the agreements which are attached as exhibits hereto.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.    Document

1              Merger Agreement and Plan of Reorganization, dated as of June 9,
               2008*

2              Securities Purchase Agreement, dated as of June 10, 2008*

3.             First Amendment to Securities Purchase Agreement, dated as of
               June 23, 2008*

4.             Registration Rights Agreement, dated as of June 10, 2008*

5.             Shell Registration Rights Agreement, dated as of June 10, 2008*

6.             Form of Series A Warrant, dated as of June 10, 2008*

7. Certificate of Designations, Preferences, Rights and Limitations of Series A Convertible Preferred Stock*

8.             Securities Escrow Agreement, dated as of June 10, 2008*

* Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on June 23, 2008.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    June 25, 2008

                                       ADAM BENOWITZ
                                       VISION CAPITAL ADVISORS, LLC


                                       By: /s/ ADAM BENOWITZ
                                           ------------------------------------
                                           Adam Benowitz, for himself and as
                                           Managing Member of the Investment
                                           Manager


                                       VISION OPPORTUNITY CHINA LP
                                       VISION OPPORTUNITY CHINA GP LIMITED
                                       VISION OPPORTUNITY CHINA FUND LIMITED

                                       By: /s/ DAVID BENWAY
                                           ------------------------------------
                                           David Benway, as a Director of the
                                           China Fund GP and the China Fund Ltd.

                                  EXHIBIT INDEX

Exhibit No.    Document

1              Merger Agreement and Plan of Reorganization, dated as of June 9,
               2008*

2              Securities Purchase Agreement, dated as of June 10, 2008*

3.             First Amendment to Securities Purchase Agreement, dated as of
               June 23, 2008*

4.             Registration Rights Agreement, dated as of June 10, 2008*

5.             Shell Registration Rights Agreement, dated as of June 10, 2008*

6.             Form of Series A Warrant, dated as of June 10, 2008*

7. Certificate of Designations, Preferences, Rights and Limitations of Series A Convertible Preferred Stock*

8.             Securities Escrow Agreement, dated as of June 10, 2008*

* Incorporated by reference to the Issuer's Current Report on Form 8-K, as filed with the SEC on June 23, 2008.